UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1


                              TAUBMAN CENTERS, INC.
             -------------------------------------------------------
                                (Name of issuer)



                     Common Stock, Par Value $.01 Per Share
             -------------------------------------------------------
                         (Title of class of securities)

                                    876664103
                                 --------------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
             -------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 3, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

================================================================================
CUSIP No.   876664103                              Page 2 of 7 Pages
================================================================================



- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Stichting Pensioenfonds ABP

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) |_|

                                                                  (b) |_|

- --------------------------------------------------------------------------------
    3       SEC USE ONLY

- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*   00

- --------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                          The Kingdom of the Netherlands

- --------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER         2,778,100
           SHARES
        BENEFICIALLY          --------------------------------------------------
          OWNED BY                 8     SHARED VOTING POWER       --
            EACH              --------------------------------------------------
          REPORTING                9     SOLE DISPOSITIVE POWER    2,778,100
           PERSON             --------------------------------------------------
            WITH                  10     SHARED DISPOSITIVE POWER    226,000

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                     3,004,100
- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           |_|
- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        6.8%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                   EP

- --------------------------------------------------------------------------------


                               (Page 2 of 8 Pages)

                  This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 22, 1995 (the "Schedule 13D") by Stichting Pensioenfonds ABP (formerly Algemeen Burgerlijk Pensioenfonds) (the "Fund") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Taubman Centers, Inc., a Michigan corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

                  On January 3, 1996, the Fund acquired 50,000 shares of Common Stock on the open market for an aggregate purchase price of $489,400.00, raising the number of shares of Common Stock beneficially owned by the Fund to 2,724,700 (approximately 6.2% of the aggregate number of shares outstanding) and requiring the Fund to file this Amendment. From January 3 - March 27, 1996, the Fund acquired an additional 279,400 shares of Common Stock, as described in more detail in Item 5 below (together with shares purchased on January 3, 1996, the "Additional Shares"), raising the number of shares of Common Stock beneficially owned by the Fund to 3,004,100 (approximately 6.8% of the aggregate number of shares outstanding).

Item 2.   Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

                  This statement is filed by Stichting Pensioenfonds ABP (formerly Algemeen Burgerlijk Pensioenfonds), an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

               PRINCIPAL
NAME           OCCUPATION            CITIZENSHIP       BUSINESS ADDRESS
- ----           ----------            -----------       ----------------

J. Kleiterp    Executive Chairman    The Netherlands   Bestuur Abp
               of the Board of                         P.O. Box 30909
               Trustees of the Fund                    2500 GX 's-GRAVENHAGE

H.J. Albersen  Trustee of the Fund   The Netherlands   CMHF
                                                       P.O. box 80204
                                                       2508 AM 's-GRAVENHAGE

E.J. Anneveld  Trustee of the Fund   The Netherlands   C.F.O.
                                                       P.O. box 84501
                                                       2508 AM 's-GRAVENHAGE

W. Drees       Trustee of the Fund   The Netherlands   Wieringenmeen 36
                                                       3844 NA HARDERWIJK



                               (Page 3 of 8 Pages)

                PRINCIPAL
NAME            OCCUPATION           CITIZENSHIP      BUSINESS ADDRESS
- ----            ----------           -----------      ----------------

P.H. Holthuis   Trustee of the Fund  The Netherlands  Ministerie van O&W/ BR/DG
                                                      P.O. box 25000
                                                      2700 LZ ZOETERMEER

L. Koopmans     Trustee of the Fund  The Netherlands  Lange Voorhout 86, app. 24
                                                      2514 EJ DEN HAAG

R. van Leeuwen  Trustee of the Fund  The Netherlands  ABOP
                                                      Herengracht 54
                                                      1015 BN AMSTERDAM
C.L.J. V.       Trustee of the Fund  The Netherlands  Katholieke Onderwijs
   Overbeek                                           Vakorganisatie
                                                      Verrijn Stuartlaan 36
                                                      2280 EL RIJSWIJK

A.C. van Pelt   Trustee of the Fund  The Netherlands  Ned. Gennootschap van
                                                      Leraren
                                                      P.O. box 407
                                                      3300 AK DORDRECHT

D.M. Sluimers   Trustee of the Fund  The Netherlands  Ministerie van Financien
                                                      Casuariestraat 32
                                                      2511 VB 's-GRAVENHAGE

A.F.P.M.        Trustee of the Fund  The Netherlands  Icaruslaan 20
   Scherf                                             5631 CD EINDHOVEN

X.J. den Uyl    First Deputy Chair-  The Netherlands  Linnaeuslaan 14
                man of the Fund                       2012 PP HAARLEM

J.W.E.          Executive Chairman   The Netherlands  ABP
   Neervens     of the Board of                       Oude Lindestraat 70
                Directors of the                      6411 EJ HEERLEN
                Fund

P.J. Bezemer    Member of the Board  The Netherlands  ABP
                of Directors of the                   Oude Lindestraat 70
                Fund                                  6411 EJ HEERLEN

J.M.G. Frijns   Member of the Board  The Netherlands  ABP
                of Directors of the                   Oude Lindestraat 70
                Fund                                  6411 EJ HEERLEN



                  During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

                              (Page 4 of 8 Pages)
activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

                  The funds for the foregoing purchase of shares of the Additional Shares by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.


Item 4.   Purpose of Transaction.

                  The Fund has acquired the Additional Shares for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisiton by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or managment of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisiton of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.



                              (Page 5 of 8 Pages)

Item 5.  Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

                  (a)-(b) As of the date hereof, the Fund beneficially owns 2,262,900 shares of Common Stock. Based upon the Annual Report of the Issuer filed on Form 10-K on March 29, 1996 with the Securities and Exchange Commission, such shares constitute approximately 6.8% of the outstanding shares of Common Stock. The Fund has the (i) sole power to vote and to dispose of 2,778,100 of such shares and (ii) shared power to dispose of 226,000 of such shares which are held by the Fund in separate securities accounts with ABN AMRO BANK N.V. managed by Cohen & Steers Capital Management Inc. and ABKB/La Salle Securities, respectively. To the knowledge of the Fund, no shares of Common Stock are beneficially owned by any director or executive officer listed under
Item 2 above.

                  (c) The Fund has effected the following open market purchases of the Common Stock during the past 60 days:

 DATE OF                      NUMBER OF                        PRICE
PURCHASE                   SHARES PURCHASED                  PER SHARE
- --------                   ----------------                  ---------
 3/27/96                         8,946                        $9.8800
 3/26/96                        12,880                         9.8600
 3/25/96                         4,850                         9.6500
 3/15/96                           800                         9.6500
 3/14/96                           970                         9.6500
 3/13/96                        17,684                         9.7700
 3/7/96                         27,404                         9.3900
 3/5/96                        137,020                         9.3900
 3/4/96                          8,505                         9.4000
 3/4/96                          9,000                         9.3750
 3/4/96                         25,000                         9.5000
 3/1/96                          1,300                         9.4000
 2/29/96                           100                         9.4000
 2/29/96                        25,000                         9.3750
 2/28/96                        16,200                         9.3750
 2/22/96                        19,000                         9.5000
 2/22/96                        10,000                         9.3750
 2/22/96                           700                         9.4000
 2/20/96                         1,000                         9.4000
 2/20/96                           500                         9.4000
 2/20/96                           400                         9.3750
 2/16/96                        21,500                         9.3750
 2/16/96                           100                         9.4000
 2/15/96                           300                         9.4000
 2/15/96                         7,000                         9.3750
 2/14/96                        16,400                         9.3750
 2/13/96                           100                         9.4000
 2/12/96                        25,000                         9.3750
 2/7/96                            200                         9.4000




                               (Page 6 of 8 Pages)

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

                  (e)      Not applicable.




                               (Page 7 of 8 Pages)

                                    Signature


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1996               STICHTING PENSIOENFONDS ABP




                                        By s/s Jay Mensonides
                                           Name:   Jay Mensonides
                                           Title:  Managing Director
                                                   Equity Investments



                                        By s/s P.A.W.M. Spijkers
                                           Name:   P.A.W.M. Spijkers
                                           Title:  Managing Director
                                                   Fixed Income Investments



                               (Page 8 of 8 Pages)